07004088

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/15

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51278

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYNERGY INVESTMENT GROUP, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8320 UNIVERSITY EXECUTIVE PARK DRIVE
(No. and Street)

CHARLOTTE	NORTH CAROLINA	28262
(City)	(State)	(Zip code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY J. BAIN — (704) 333-7637
(Area Code-Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FAULKNER AND THOMPSON, P.A.
(Name-if individual, state, last, first, middle name)

226 NORTHPARK DRIVE, #110	ROCK HILL	SC	29730
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in U.S. or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH. DC 160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 3/20

Oath or Affirmation

I, **Timothy J. Bain**, *swear* (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Synergy Investment Group, LLC,** as of **December 31, 2006,** are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified as that of a customer.

Signature

Financial Operations Principal
Title

Subscribed and sworn to before me this
28th day of February, 2007.

Notary Public
Commission Expires July 11, 2010

This report ** contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income (Loss).
X	(d)	Statement of Changes in Financial Condition.
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
	(m)	A copy of the SIPC Supplemental Report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

Securities and Exchange Commission

Washington, D.C. 20549

Annual Audit Report

For the year January 1, 2006 to December 31, 2006

Synergy Investment Group, LLC

(Name of Respondent)

8320 University Executive Park Drive
Charlotte, North Carolina 28262

(Address of Principal Executive Officer)

Timothy J. Bain

Synergy Investment Group, LLC
8320 University Executive Park Drive
Charlotte, North Carolina 28262

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

SYNERGY INVESTMENT GROUP, LLC
REPORT ON AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

TABLE OF CONTENTS

ROBERT E. FAULKNER
T. DALE THOMPSON
D. KYLE TILLMAN

CERTIFIED IN S.C. AND N.C.

FAULKNER AND THOMPSON, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
226 NORTHPARK DRIVE, SUITE 110
POST OFFICE BOX 2456
ROCK HILL, SOUTH CAROLINA 29732
TELEPHONE: 803-324-3160
FACSIMILE: 803-324-2767

NORTH CAROLINA:
10800 SIKES PLACE, SUITE 300
CHARLOTTE, NORTH CAROLINA 28277
TELEPHONE: 704-541-6180
FACSIMILE: 704-846-3103

REPORT OF INDEPENDENT AUDITORS

The Manager and Members
Synergy Investment Group, LLC

We have audited the accompanying statement of financial condition of Synergy Investment Group, LLC as of December 31, 2006, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synergy Investment Group, LLC as of December 31, 2006 and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faulkner and Thompson, P.A.

February 26, 2007

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

ASSETS	
Cash and cash equivalents	$ 855,337
Receivables from clearing organizations	455,094
Deposits with clearing organizations and others	316,481
Receivables from broker-dealers, net of allowance for uncollectible accounts of $111,000	173,356
Receivable from related parties	15,957
Prepaid expenses	8,286
Furniture, equipment and leasehold improvements, net of accumulated depreciation	31,604
Total assets	$ 1,856,115

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Payable to broker-dealers	$ 525,290
Accounts payable and accrued expenses	225,163
Total liabilities	750,453
MEMBERS' EQUITY	1,105,662
Total liabilities and members' equity	$ 1,856,115

The accompanying notes are an integral part of these financial statements.

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF INCOME
For the year ended December 31, 2006

REVENUE	
Commission and related income	$ 15,035,582
Investment advisory fees	333,045
Total revenue	15,368,627
OPERATING EXPENSES	
Non-employee sales commissions	11,405,953
Employee compensation and benefits	1,322,097
Clearing and execution charges	958,237
Management fees	314,600
Insurance	167,120
Professional fees	108,268
License and registration	159,933
Advertising and promotion	54,691
Miscellaneous expenses	40,082
Rent and occupancy	61,228
Litigation	95,452
Travel and entertainment	15,098
Technology services	48,769
Bad debt	5,915
Telephone and communications	17,548
Depreciation and amortization	8,233
Total operating expenses	14,783,224
Net income	$ 585,403

The accompanying notes are an integral part of these financial statements.

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the year ended December 31, 2006

MEMBERS' EQUITY, BEGINNING OF YEAR	$ 520,259
Net income	585,403
MEMBERS' EQUITY, END OF YEAR	$ 1,105,662

The accompanying notes are an integral part of these financial statements.

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2006

CASH FLOW FROM OPERATING ACTIVITIES	
Net income	$ 585,403
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	8,233
Increase in reserve to uncollectible accounts receivable	26,000
Increase in receivables from clearing organizations	(84,384)
Increase in deposits with clearing organizations	(163,184)
Increase in other receivables	(78,636)
Decrease in prepaid expenses	29,899
Increase in receivable from related parties	(7,525)
Increase in payables and accrued expenses	171,450
Net cash provided by operating activities	487,256
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(26,594)
Net cash used for investing activities	(26,594)
Increase in cash	460,662
CASH, BEGINNING OF YEAR	394,675
CASH, END OF YEAR	$ 855,337

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Synergy Investment Group, LLC (the *Company*) is registered as a broker-dealer with the Securities and Exchange Commission (*SEC*) and is a member of the National Association of Securities Dealers, Inc. (*NASD*). The Company was formed on June 24, 1998 as a North Carolina Limited Liability Company and received its broker-dealer status June 25, 1999. As a limited liability company, members have limited liability for certain acts. The Company's charter will terminate in the year 2099. The Company has offices in the southeastern United States and throughout other areas in the United States. The Company's primary source of revenue is derived from providing brokerage services and electronic trading facilities to customers who are predominantly middle and upper income individuals and small and middle-market businesses. The Company clears all of its customer transactions through other broker-dealers on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2006, $316,481 of the Company's cash balance was held by clearing brokers and was therefore restricted and not included in cash.

Securities Transactions

Securities transactions, commission revenue and commission expenses are recorded on a trade-date basis. Unrealized gains and losses on securities transactions, if any, are included in riskless principal transactions in the statement of operations. Marketable securities are recorded at market value.

Receivables from Brokers or Dealers

Receivables from brokers or dealers are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off all balances when amounts are deemed uncollectible.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment is recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated using the straight-line method over the estimated usefull lives of the related assets, which range from three to forty years. Leasehold improvements are amortized over the lesser of their economic useful lives or the expected term of the related lease.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are received in advance on a quarterly basis but are recognized as earned.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2006:

Computer and office equipment	$ 53,674
Computer software	4,660
Leasehold improvements	16,925
	75,259
Less: Accumulated depreciation	(43,655)
	$ 31,604

Depreciation and amortization expense for the year ended December 31, 2006 totaled $8,233.

NOTE 4 – INCOME TAXES

The Company, as a limited liability company under the Internal Revenue Code and applicable state statutes, has elected to be treated as a partnership for income tax purposes. Any income or loss of the Company flows through to the members to be taxed at the members' respective rates. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, the Company paid approximately $80,000 for certain employee-related costs and other operational costs of related parties.

The Company rents a facility from a related party on a month-to-month basis. Rent expense in 2006 amounted to $18,000.

The Company paid management fees totaling $314,600 to its parent company during 2006.

At December 31, 2006, net amounts due from related parties amounted to $15,957.

NOTE 6 – CONTINGENCIES AND COMMITMENTS

In some instances, the Company can be held liable for trades that have not been closed by certain company representatives. However, management believes the likelihood of such an occurrence is remote, and accordingly, no provision has been recorded in these financial statements.

The Company is a defendant in litigation incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes that except for the following, the resolution of these lawsuits will not have a material adverse effect on the Company's financial position. An accrual of $45,000 has been included in the financial statements based upon management's estimate of expense related to this matter.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to its clearing broker, who maintains the customer accounts and clears the customer transactions. Additionally, this clearing broker provides the clearing and depository operations for the Company's proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the customers do not fulfill their obligations with the clearing broker, as the Company has agreed to indemnify the clearing broker for any resulting losses.

The Company performs ongoing credit evaluations of its customers' financial condition as part of the lending process. No single customer accounts for greater than one percent of total revenue.

The Company's cash consists primarily of funds in money market accounts and time deposits. At certain times the Company has cash balances in excess of federally insured limits. Concentration of credit risk with respect to cash is limited due to the fact the Company restricts investing cash to only highly rated financial institutions.

NOTE 8 – RETIREMENT PLAN

The Company implemented a Simple IRA Plan for the benefit of its employees. The Plan requires the Company to make a matching contribution equal to the salary reduction contribution of each eligible employee, up to a maximum of three percent of the eligible employee's compensation. The Company contributed approximately $34,000 to the Plan for the year ended December 31, 2006.

NOTE 9 – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) not exceed 15 to 1.

At December 31, 2006, the Company had net capital (as defined) of $876,459, which exceeded the minimum net capital requirements by $826,429. The Company's ratio of aggregate indebtedness to net capital was .9 to 1 at December 31, 2006.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2006

SYNERGY INVESTMENT GROUP, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2006

Net Capital	
Total members' equity	$ 1,105,662
Deductions and/or charges:	
Nonallowable assets:	
Receivables from related parties	(15,957)
Furniture, equipment and leasehold improvements, net	(31,604)
Other assets	(181,642)
Net capital	$ 876,459
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Payables to broker-dealers	$ 525,290
Accounts payable, accrued expenses and other liabilities	225,163
Aggregate indebtedness	$ 750,453
Computation of Basic Net Capital Requirements	
6-2/3% of aggregate indebtedness	$ 50,030
Minimum Net Capital Requirement	$ 50,000
Net Capital Requirement	$ 50,030
Excess Net Capital	$ 826,429
Percentage of Aggregate Indebtedness to Net Capital	86 %
Excess Net Capital at 1000%	$ 801,414
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2006)	
Net capital as reported in Company's Part II (unaudited) FOCUS Report	$ 936,550
Audit adjustment to cash	53,701
Audit adjustment to accounts receivable	22,995
Audit adjustment to payables	(136,787)
Net capital per above	$ 876,459

FAULKNER AND THOMPSON, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT E. FAULKNER
T. DALE THOMPSON
D. KYLE TILLMAN

CERTIFIED IN S.C. AND N.C.

226 NORTHPARK DRIVE, SUITE 110
POST OFFICE BOX 2456
ROCK HILL, SOUTH CAROLINA 29732
TELEPHONE: 803-324-3160
FACSIMILE: 803-324-2767

NORTH CAROLINA:
10800 SIKES PLACE, SUITE 300
CHARLOTTE, NORTH CAROLINA 28277
TELEPHONE: 704-541-6180
FACSIMILE: 704-846-3103

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Manager and Members
Synergy Investment Group, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Synergy Investment Group, LLC (the *Company*), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (*SEC*), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member, management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Faulkner and Thompson, P.A.

February 26, 2007

SYNERGY INVESTMENT GROUP, LLC

(A Limited Liability Company)

REPORT ON AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

As of and for the year ended December 31, 2006

SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH. D.C. 160 SECTION

END